UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

18453H106

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18453H106	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 104,258,819
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 104,258,819
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,258,819
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%(1)
14.	TYPE OF REPORTING PERSON IA

(1)

The number of shares outstanding for purposes of this percentage calculation assumes 365,920,867 shares of Common Stock outstanding as of June 30, 2019, plus (i) 31,269,762 shares of Common Stock acquired through the exercise of certain warrants to purchase shares of Common Stock (see Item 3 below) and (ii) 100,000,000 shares of Common Stock issued in an underwritten registered public offering.

CUSIP No. 18453H106	Page 3 of 4 Pages

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed on May 13, 2019 (the “Original Schedule 13D”) as amended by Amendment No. 1 thereto on July 10, 2019 (“Amendment No. 1” and, together with the Original Schedule 13D, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended to add the following:

On June 28, 2019, the holders of the CCOH Warrants received the necessary regulatory approvals to exercise such CCOH Warrants. On July 18, 2019, the holders exercised the CCOH Warrants and acquired 31,269,762 shares of Common Stock that were subject to the CCOH Warrants.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended to add the following:

(a) and (b)

Items 7-11 of the cover page of this Amendment No. 2 are incorporated herein by reference.

(c)

Except as set forth in Item 3, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock since the filing of Amendment No. 1.

CUSIP No. 18453H106	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2019

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Karen Aspinall
Name: Karen Aspinall
Title: Executive Vice President, Deputy General Counsel